September 23, 2024

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Dave Edgar and Kathleen Collins

Re: Comment Letter Follow-Up dated September 17, 2024 regarding Consensus Cloud Solutions, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2023
Form 8-K furnished May 8, 2024
File No. 001-40750

Ladies and Gentlemen:

Consensus Cloud Solutions, Inc. (collectively with its subsidiaries, “we,” “our,” the “Company” or “Consensus”) is sending this letter in response to the letter of the staff of the Securities and Exchange Commission (the “Staff”) dated September 17, 2024. We have reproduced your additional comment below, with our response following the comment.

Form 10-K for the Fiscal Year Ended December 31, 2023

Notes to Consolidated Financial Statements Note 3. Revenues, page 65

1.We note the reference in your response to prior comment 2 to the "Revenue's Invoiced" section of Note 3 as it relates to your remaining performance obligation disclosures. Please also revise your discussion of "Performance Obligations Satisfied Over Time" to clarify, as you have in your response, that revenue from usage-based fees is recognized in proportion to the amount for which you have the right to invoice for services performed, which corresponds with the utilization of the services by your customer.

In future filings, our “Performance Obligations Satisfied Over Time” subsection under Note 3. Revenues to our financial statements, will be revised as follows:

3. Performance Obligations Satisfied Over Time

The Company’s business consists primarily of performance obligations that are satisfied over time based on the fact that the nature of the cloud-based services offered is subscription based where the customer simultaneously receives and consumes the benefit of the services provided regardless of whether the customer uses the services or not. Depending on the individual contracts with the customer, revenue for these services is recognized over the contract period when services are provided. The Company expects to recognize revenue for Corporate contracts typically in a range from month-to-month up to 36 months and recognize revenue for

September 23, 2024

SoHo contracts in a range from month-to-month up to one year. Revenue from usage-based fees is recognized in proportion to the amount for which the Company has the right to invoice for services performed, which corresponds with the utilization of the services by the customer.

The Company has concluded that the best measure of progress toward the complete satisfaction of the performance obligations over time is a time-based measure. The Company recognizes revenue on a straight-line basis throughout the subscription period and believes that the method used is a faithful depiction of the transfer of goods and services.

Please do not hesitate to call the undersigned at (323) 860-9200 if you have any further questions.

Sincerely,

/s/ James Malone

James Malone, Chief Financial Officer
Consensus Cloud Solutions, Inc.

Cc: Vithya Aubee, General Counsel, Consensus Cloud Solutions, Inc.
Stewart McDowell, Gibson, Dunn & Crutcher LLP